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                          November 3, 2020

       Lijia Ni
       Chief Financial Officer
       Oriental Culture Holding LTD
       No. 2, Youzishan Road, Dongba Street
       Gaochun District
       Nanjing City
       Jiangsu Province 210000
       People's Republic of China

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed October 26,
2020
                                                            File No. 333-234654

       Dear Ms. Ni:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1

       Results of Operations, page 60

   1. Please file any material agreement with Nanjing Ninwang Art Purchase Commerce Co.,
                                                        Ltd., with whom you
have a trading platform trust account where you hold cash, as disclosed on F-11, and
with Nanjing Pusideng Information Tehcnology Co., Ltd., from whom you generated
marketing service revenue of $138,072 for the six months ended
                                                        June 30, 2020, as
disclosed on page 110.
 Lijia Ni
FirstName  LastNameLijia  Ni
Oriental Culture Holding LTD
Comapany 3,
November   NameOriental
              2020        Culture Holding LTD
November
Page  2    3, 2020 Page 2
FirstName LastName
        You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at
(202) 551-
3361 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Jeffrey Li, Esq.